Exhibit 99.14

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)
10th Floor – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

2.	Date of Material Change

March 20, 2020

3.	News Release

The news release attached as Schedule “A” was released on March 20, 2020.

4.	Summary of Material Change

The material change is described in the news release attached as Schedule “A”.

5.	Full Description of Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:
Alec Amar, President and Director
T: 917-242-6549

9.	Date of Report

March 20, 2020

SCHEDULE A

Digihost Adjusts Operations in Response to the COVID-19 Virus

Vancouver, BC – March 20, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI) reports that in response to the COVID-19 pandemic the Company is temporarily ceasing operations until March 31, 2020 at its Buffalo, NY facility in an effort to protect the health of Digihost’s personnel and the community in which the Company works.  Management of Digihost will reassess the COVID-19 situation at the end of March and will make a determination at that time whether to continue the temporary cessation of its currency mining operations.

Michel Amar, CEO commented, “While it is unfortunate to place our operations on temporary hold, Digihost fully supports the state and federal governments’ proactive plans and recommendations to protect the American people from the COVID-19 pandemic”.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth oriented blockchain company, which currently operates 12,895 state-of-the-art digital currency mining rigs with the ability to expand to 17.5 MW of computing power. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after 3 years. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Additional Information

For further information, please contact:

Digihost International, Inc.

Angie Ihler, Media Inquiries

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as the Company’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, and the regulatory environment of cryptocurrency in the applicable jurisdictions. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this press release.